[SIMTEK LETTERHEAD]





April 20, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Ms. Kate Tillan, Assistant Chief Accountant

Re:      Simtek Corporation, a Colorado corporation ("Simtek")
         Form 10-KSB for the fiscal year ended December 31, 2004
                  Filed March 17, 2005
         File No. 0-19027

Dear Ladies and Gentlemen:

We are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission ("SEC") our responses to the SEC's Comment Letter dated April 7, 2005 with respect to Simtek's Form 10-KSB for the fiscal year ended December 31, 2004. Each comment from the Comment Letter has been reproduced below, followed by our response.

Financial Statements - Page 37
------------------------------

Report of Independent Registered Public Accounting Firm - Page 3
----------------------------------------------------------------

1)

          Comment: We note that your audit report does not include a typed signature from your auditors. Under Item 2-02 (a) of Regulation S-X, the accountant's report should be manually signed. However, in an electronic submission, you should type the signature. See Item 302 (a) of Regulation S-T. Please revise to comply with Item 2-02(a) of Regulation S-X and Item 302(a) of Regulation S-T. In addition, in Note 3 you disclose that you received a waiver for your noncompliance with debt covenants on March 16, 2005. The audit opinion is dated January 18, 2005 and is not dual-dated for the updating in this note of the audited financial statements. Please request your auditors to explain to us why they did not update their opinion for this event disclosed in Note 3. We also note that your debt obligation is not reflected as



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Securities and Exchange Commission
April 20, 2005
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          a current liability. Also tell us and disclose the significant terms of the debt agreement including terms related to non-compliance with debt covenants. That is, explain what happens under the agreement in the event of non-compliance.

          Response: Our auditors agree with the comment regarding the inclusion of a typed signature for the opinion letter and the dual-dating of the opinion letter. We have revised our Form 10-KSB to reflect these comments. Please see the proposed changes to the opinion letter that will be included in our amended Form 10-KSB, which changes appear in Appendix 1 (in marked form showing the changes from the opinion letter included in our original Form 10-KSB).

          With respect to the comment regarding our debt obligation, we have not classified our debt obligation as a current liability because we believe that we will be in compliance with our debt obligation covenants at December 31, 2005.

          The debt obligation is in the form of $3,000,000 in convertible debentures, which were issued in 2002, have a 7-year term and have a 7.5% per annum interest rate. The holders of the debentures have the right, at any time, to convert all, or in multiples of $100,000, any part of the debentures into fully paid and nonassessable shares of our common stock at a rate of $0.312 per share. At December 31, 2004, we were not in compliance with two of the three covenants related to the debt obligation. These covenants relate to the interest coverage ratio and the debt to equity ratio. The interest coverage ratio states that we will not permit the interest coverage ratio to be less than 2:1, with such ratio to be calculated quarterly on a cumulative basis for the four fiscal quarters immediately preceding the date of determination. The interest coverage ratio means the ratio of (a) our consolidated net income after taxes (excluding our after tax gains or losses on the sale of assets (other than the sale of inventory in the ordinary course of business) and excluding other after tax extraordinary gains or losses), plus depreciation and amortization deducted in determining net income, plus interest expense to (b) interest expense. The debt to equity ratio states that we will not permit the ratio of our total indebtedness to stockholders' equity to be greater than 1:1 as of the end of each fiscal quarter. If we are in



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April 20, 2005
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         default of the covenants for a period of 30 days it is considered a default under the debenture agreement and the lender may declare the unpaid principal amount and all accrued interest thereon due and payable. In addition, if we default under the debenture agreement the lender may, among other things, foreclose on our collateral on which it has a security interest. The lender has a security interest in substantially all of our assets. We will include disclosure to this effect in our next periodic filing. We currently operate under a waiver of the interest coverage ratio and debt to equity ratio covenants from the lender effective through January 1, 2006.

Note 1. Nature of Business and Significant Accounting Policies - Page 43
------------------------------------------------------------------------

2) Comment: Please respond to the following comments with respect to your revenue recognition policies:

         A) Comment: Please tell us and disclose in future filings why you record revenues of semiconductor products upon shipment. Explain when title transfers. Also address how you consider the other two criteria in SAB Topic 13.A.

               Response: SAB Topic 13A states that "revenue generally is realized or realizable and earned when all of the following criteria are met: 1) Persuasive evidence of an arrangement exists, 2) Delivery has occurred or services have been rendered,
               3) The seller's price to the buyer is fixed or determinable, and
               4) Collectibility is reasonably assured." All of our semiconductor product shipments are shipped FOB Origin (Colorado Springs, Colorado) and therefore title transfers at that time. The final two criteria of SAB Topic 13A are addressed as follows:
               (i) all prices for our semiconductor products are fixed or determinable by a purchase order that is placed by our customers; and (ii) collectibility is reasonably assured because of long-standing historical business with the majority of our customers and, in the case of new customers, adequate credit checks are performed either by contacting references supplied by the customer or by verifying the customers' financial status. If a customer's collectibility is in question, the shipment will be




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Securities and Exchange Commission
April 20, 2005
Page 4


               shipped on a prepaid or COD basis. We will disclose these policies in future filings.

         B) Comment: Please tell us and disclose in future filings the nature of your product exchange and product pricing protection programs and how you account for those programs and why. Address the measurement, timing, and classification of the accrual for these programs. Please address whether or not you are able to make reasonable and reliable estimates of these reserves. Discuss whether or not your actual experience has been materially different from the amounts you recorded in your financial statements. Ensure that the disclosures in your critical accounting policies are not inconsistent with the discussion in the notes to your financial statements and with your response.

               Response: At the time of shipment, we record a price protection and a stock rotation reserve. Both of these reserves have a negative impact to revenue and accounts receivable. The price protection reserve is required when we authorize special pricing to one of the distributors for a specific customer. We have a detailed procedure to insure that our estimates are reasonable and reliable. To date, our estimates have not been materially different from the credits we have issued under this reserve. The stock rotation reserve is a reserve that allows for our distributors to rotate up to 5% of their stock every six months. Distributors must submit a replacement order of equal dollar value to the stock that they are returning. The stock rotation reserve is calculated based on actual distributor inventories at the end of each quarter. This calculation allows for us to make a reasonable and reliable estimate of the reserve. Our actual experience with stock rotation reserves has not been materially different from the amounts returned by our distributors. We will disclose these matters in future filings and ensure that the disclosures in our critical accounting policies are consistent with the discussion in the notes to our financial statements.

         (C) Comment: We note that you provide product warranties to your customers. Please provide the disclosures required by FIN 45 in future filings.



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Securities and Exchange Commission
April 20, 2005
Page 5


               Response: We do not include a tabular reconciliation of our warranty liability in our Form 10-KSB because our actual warranty returns are not material. Actual warranty returns as a percent of semiconductor revenue for the years ending December 31, 2002, 2003 and 2004 are as follows:

                                                 Year Ended     Year Ended      Year Ended
                                                December 31,   December 31,    December 31,
                                                   2002           2003            2004
               -------------------------------- -------------- --------------- ---------------

               Actual % of semiconductor
               product revenue returned due         .03%            .14%            .08%
               to warranty


               If our actual warranty returns become material in the future, we will include a tabular reconciliation of our warranty liability in our future periodic filings in accordance with FIN 45.

         D) Comment: Please explain how you record sales returns as a "net adjustment" to customer accounts receivable. We note the disclosure on page 34. Please explain how your accounting complies with paragraph 7 of SFAS 48 and SAB Topic 13.B.

               Response: The sentence on page 34 regarding recording sales returns as a "net adjustment" to customer accounts receivable will be revised in future filings to provide more clarity. We actually apply the reserve amounts for possible stock rotation and price protection credits against gross accounts receivable. The stock rotation reserve discussed in our response to comment 2(B) above is applied to gross accounts receivable. As discussed in our response to comment 2(B) above, we calculate the stock rotation reserve on a quarterly basis, based upon distributor inventory levels. When we record the stock rotation reserve we reduce revenue and accounts receivable. When a distributor returns product under a stock rotation reserve, the entry is to the stock rotation allowance on the balance sheet and gross accounts receivable. In order for the product to be returned to inventory, we reduce cost of goods sold and increase inventory. We will clarify our process in future filings, including adding



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Securities and Exchange Commission
April 20, 2005
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               disclosures under SAB Topic 13B when applicable. Actual stock rotation returns as a percent of semiconductor revenue for the years ending December 31, 2002, 2003 and 2004 are as follows:

                                                   Year Ended     Year Ended      Year Ended
                                                  December 31,   December 31,    December 31,
                                                     2002           2003            2004
               --------------------------------  -------------- --------------- ---------------
               Actual % of semiconductor
               product revenue returned due         1.16%          1.03%            .20%
               to stock rotation


               Per FAS 48, paragraph 7, "If sales revenue recognized because the conditions of paragraph 6 are met, any costs or losses that may be expected in connection with any returns shall be accrued in accordance with FASB Statement No. 5, Accounting for Contingencies. Sales revenue and cost of sales reported in the income statement shall be reduced to reflect estimated returns." As our returns under the stock rotation program have historically not been significant, paragraph 7 does not apply.

         E) Comment: We note your disclosures that for some services, the time between providing the services and the final cash realization from the sale of such services may extend two or more years. Please tell us the payment terms for these agreements, explain your rights and obligations under the agreements, and discuss why you offer these customers payment terms beyond two or more years. Discuss your consideration of these extended payment terms in determining the proper method of recognizing revenue for these sales. Discuss how you classify the related receivables in the balance sheet and tell us why. Tell us the amounts of revenues and receivables recognized in your financial statements related to these types of sales for each period presented.

               Response: We do not provide customers payment terms beyond two or more years. The payment terms in question are related to the Government Research and Development Contracts portion of our business. Invoices are generated per the terms of each contract. Usual payment terms from these customers are net 30 days from



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Securities and Exchange Commission
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               receipt of invoice. At the completion of certain contracts, an approximate 15% retainer is withheld from invoicing until a formal government audit is completed of the billing rates we use. At the time the audit is complete, final invoicing is done and payment is collected. Our history of disputes in our billing rates has not been material.

Note 5. Shareholders' Equity-Page 49
------------------------------------

3) Comment: Please tell us how you are accounting for the warrants issued on October 12, 2004 and November 7, 2003 and why. Cite the accounting literature upon which you relied. See EITF 00-19, including paragraphs 14-18.

          Response: We issued freestanding warrants with our equity financings on October 12, 2004 and November 7, 2003, which warrants were granted as unregistered shares. Per our agreements, we are required to file a registration statement covering the shares underlying the warrants, and in connection therewith, to use our "reasonable best efforts"/"best efforts" to cause such registration statements to be declared effective and to be kept continuously effective. According to paragraph 8 of EITF 00-19, "unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities". The EITF describes various situations. The applicable situation to our issuance falls under the "Equity" category: "Contracts that require physical settlement or net-share settlement". As our contracts require physical settlement, we are classifying the warrants in equity.

          Paragraph 14 of EITF 00-19 states: "if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract." As we are not required to deliver registered shares, but rather required to use our "reasonable best efforts"/"best efforts" to cause the registration statements to be declared and kept effective, the scope of this paragraph is not applicable. Paragraphs 15, 16, 17 and 18 are not applicable to us.



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Securities and Exchange Commission
April 20, 2005
Page 8


Item 8A. Controls and Procedures - Page 55
------------------------------------------

4) Comment: We note your disclosure that your management concluded as of the filing date that "the Company's disclosure controls and procedures are adequate and effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC's rules and forms."

          A) Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

          B) In reference to your use of the word adequate, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officer's conclusions regarding the effectiveness of your disclosure controls and procedures.

          C) Please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition within your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act. That is, clarify, if true, that your officer concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.

          Response: We will revise Item 8A of our Form 10-KSB as set forth on Appendix 2 (which is in marked form and shows the changes from Item 8A in our original Form 10-KSB).



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Securities and Exchange Commission
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Page 9



In addition to our responses to the above comments, the SEC has requested that we provide, in writing, a statement acknowledging certain matters with respect to our filings and disclosure. Such statement is set forth below.

o Simtek is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o Simtek may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned, Douglas Mitchell at (719) 590-6508.

Sincerely,

/s/Douglas Mitchell

Douglas Mitchell


cc:      Kevin L. Vaughn, Division of Corporation Finance
         Hendrik Jordaan, Esq., Holme Roberts & Owen LLP

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Securities and Exchange Commission
April 20, 2005
Page 10



                                   Appendix 1
                                   ----------

                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM


Board of Directors and Shareholders
Simtek Corporation
Colorado Springs, Colorado

We have audited the consolidated balance sheet of Simtek Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, consolidated statements of changes in shareholders' equity and consolidated statements of cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Simtek Corporation and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates LLP
=========================

HEIN & ASSOCIATES LLP
Denver, Colorado
January 18, 2005, except for the first paragraph under the caption "Liquidity"
                  ============================================================
in Note 1 and except for Note 3, as to which the date is March 16, 2005
=======================================================================


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Securities and Exchange Commission
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Page 11



                                   Appendix 2
                                   ----------


Item 8A: Controls And Procedures
--------------------------------

(a) Evaluation of disclosure controls and procedures.

Douglas Mitchell, who serves as the Company's chief executive officer and chief financial officer (acting), after evaluating the effectiveness of the Company's disclosure controls and procedures as of the [filing date-deleted] end of the
                                                                   ==========
period covered by this annual report (the "Evaluation Date") concluded that as
=================
of the Evaluation Date, the Company's disclosure controls and procedures were [adequate and effective-deleted] to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported as specified in the SEC's rules and forms and to ensure that information required to be disclosed by the
                ==============================================================
Company in reports that it files or submits under the Exchange Act is
=====================================================================
accumulated and communicated to our management to allow timely decisions
========================================================================
regarding required disclosure.
==============================

(b) Changes in internal control over financial reporting.

There were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.